UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

RAINMAKER SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

750875304

(CUSIP Number)

RAWLEIGH RALLS LACUNA, LLC 1100 SPRUCE STREET, SUITE 202 BOULDER, COLORADO 80302 TELEPHONE: (303) 447-1708

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Lacuna Hedge Fund LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,742,824 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,742,824 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,742,824 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (3)
14.	Type of Reporting Person (See Instructions) PN
(1)	This Amendment No. 2 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3)	This percentage is calculated based upon 27,051,756 shares of the Issuer’s common stock outstanding as of May 31, 2012, as reported in the Issuer’s Schedule 14A, filed with the Securities and Exchange Commission on June 8, 2012.

1.	Name of Reporting Persons Lacuna Hedge GP LLLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,742,824 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,742,824 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,742,824 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (3)
14.	Type of Reporting Person (See Instructions) PN
(1)	This Amendment No. 2 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3)	This percentage is calculated based upon 27,051,756 shares of the Issuer’s common stock outstanding as of May 31, 2012, as reported in the Issuer’s Schedule 14A, filed with the Securities and Exchange Commission on June 8, 2012.

1.	Name of Reporting Persons Lacuna, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,742,824 (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,742,824 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,742,824 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4% (3)
14.	Type of Reporting Person (See Instructions) OO
(1)	This Amendment No. 2 to Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Amendment No. 2 to Schedule 13D.
(2)	These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(3)	This percentage is calculated based upon 27,051,756 shares of the Issuer’s common stock outstanding as of May 31, 2012, as reported in the Issuer’s Schedule 14A, filed with the Securities and Exchange Commission on June 8, 2012.

This Amendment No. 2 (this “Amendment No. 2”) relates to, amends and supplements where indicated the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 19, 2011 (the “Original Statement”), as amended by the Statement on Schedule 13D/A as filed with the Securities and Exchange Commission on December 20, 2011 (“Amendment No. 1”) by and on behalf of Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP and Lacuna, LLC (“Lacuna LLC”) and relates to the common stock, $0.001 par value per share (“Common Stock”), of Rainmaker Systems, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2, Amendment No. 1 and the Original Statement are collectively referred to herein as the “Schedule 13D.”

Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Original Statement. This Amendment No. 2 amends and supplements the Original Statement and Amendment No. 1 as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement and Amendment No. 1 remain unchanged.

This Amendment No. 2 is being filed to amend Item 4 as set forth below and to update the number of shares of Common Stock beneficially held by the Lacuna Entities as a result of the transactions described below.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following paragraph:

On December 31, 2011, Lacuna Hedge purchased an aggregate of 12,292 shares of Common Stock of the Issuer in an open market transaction. Between the dates of June 6, 2012 and June 29, 2012, Lacuna Hedge sold an aggregate of 257,400 shares of Common Stock of the Issuer in open market transactions. On June 29, 2012, Lacuna Hedge purchased 5,810 shares of Common Stock of the Issuer in an open market transaction. Between July 5, 2012 and July 6, 2012, Lacuna Hedge sold an aggregate of 146,609 shares in open market transactions.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented with the following:

(a) and (b) The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of July 6, 2012:

Lacuna Entity and Listed Persons(1)	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class (2)
Lacuna Hedge Fund LLLP	1,742,824		0		1,742,824	(3)	0		1,742,824	(3)	1,742,824	(3)	6.4%

Lacuna Hedge GP LLLP	0		0		1,742,824	(3)	0		1,742,824	(3)	1,742,824	(3)	6.4%

Lacuna, LLC	0		0		1,742,824	(3)	0		1,742,824	(3)	1,742,824	(3)	6.4%

Rawleigh Ralls	100,000	(4)	100,000	(4)	0		100,000	(4)	0		100,000	(4)	0.37%

(1)	Lacuna Hedge GP LLLP (“Lacuna Hedge GP”) and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Hedge GP. Rawleigh Ralls and Richard O’Leary are members of Lacuna LLC.
(2)	This percentage is calculated based upon 27,051,756 shares of the Issuer’s common stock outstanding as of May 31, 2012, as reported in the Issuer’s Schedule 14A, filed with the Securities and Exchange Commission on June 8, 2012.
(3)	Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.
(4)	Includes 100,000 shares held by the Rawleigh Ralls Individual Retirement Account.

None of the other Listed Persons beneficially owns any securities of the Issuer.

The information provided and incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

(c) Lacuna Hedge purchased 5,810 shares of Common Stock of the Issuer and sold an aggregate of on 404,009 shares of Common Stock of the Issuer the open market during the past sixty days in the following transactions:

(1)	Between the dates of June 6, 2012 and June 29, 2012, Lacuna Hedge sold an aggregate of 257,400 shares of Common Stock of the Issuer in open market transactions for a weighted average sales price of $0.73 per share. The per share price for such shares sold ranged from $0.62 to $0.76. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares sold at each separate price.

(2)	Purchased 5,810 shares on June 29, 2012 for a purchase price of $0.8126 per share.

(3)	Between the dates of July 5, 2012 and July 6, 2012, Lacuna Hedge sold an aggregate of 146,690 shares of Common Stock of the Issuer in open market transactions for a weighted average sales price of $0.79 per share. The per share price for such shares sold ranged from $0.78 to $0.79. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares sold at each separate price.

(d) Not Applicable.

(e) Not Applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 12th day of July, 2012.

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

	By:	/s/ Wink Jones
Wink Jones, Managing Director

LACUNA, LLC

	By:	/s/ Wink Jones
Wink Jones, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.